Exhibit 4.16

THE SYMBOL “****” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXECUTION COPY

AGREEMENT

THIS AGREEMENT (collectively with all exhibits hereto, the “Agreement”) is made and entered into as of December 27, 2018 (the “Effective Date”), by and between Kitov Pharma Ltd., a company existing under the laws of the State of Israel with a principal place of business at One Azrieli Center, Round Tower, Floor 19, Tel Aviv, Israel (“Kitov”), and Coeptis Pharmaceuticals, Inc., a Pennsylvania corporation with a principal place of business at 105 Bradford Road, Suite 420, Wexford, PA 15090 (“Coeptis”).

WHEREAS, Kitov controls rights to the CONSENSI™ product as further described in Exhibit A hereto (the “Product”); and

WHEREAS, Coeptis has the knowledge, skill and experience to sell and distribute products such as the Product within the Territory, as defined in Section 1.3.); and

WHEREAS, Kitov and Coeptis desire that Coeptis distribute the Product on an exclusive basis within the Territory on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

1.	Appointment and Rights.

1.1.	Appointment. Subject to the terms and conditions of this Agreement, Kitov hereby grants to Coeptis, for the Term, as defined in Section 13.1), an exclusive, right to market, distribute and sell the Product solely to Customers located in the Territory. As used herein, the term “Customer” shall refer to licensed pharmaceutical distributors including but not limited to wholesalers, pharmacies, hospitals and medical centers, as well a third parties for research and development purposes.

1.2.	NDA Transfer Kitov hereby grants to Coeptis all rights and regulatory responsibilities to NDA N210045 - Consensi (Amlodipine Besylate; Celecoxib) (the “NDA”) for the Term of this Agreement.

1.3.	Reservation of Rights; Restrictions. Except for the rights granted to Coeptis herein, Kitov reserves all rights in and to the Product. Coeptis will not, directly or indirectly, use, copy, market, distribute, or otherwise transfer or make available the Product or any ancillary materials or documents provided to Coeptis by Kitov related thereto to any entity for any purpose or in any manner other than as expressly permitted in this Agreement.

1.4.	Territory. Coeptis may market and distribute the Product solely in the United States and Puerto Rico (the “Territory”). The scope of the Territory may be modified only with the written agreement of the Parties. Coeptis will not knowingly solicit orders from any prospective purchaser whose principal place of business is located outside the Territory. Coeptis will not seek customers for the Product outside the Territory or otherwise engage in activities which it knows or would reasonably be expected to lead to sales of the Product outside the Territory. If Coeptis receives any order for Products from a prospective purchaser located outside the Territory intending to distribute or dispense such Products outside the Territory, Coeptis will promptly refer that order to Kitov, and Coeptis will not accept such orders without Kitov’s prior written consent. Where known to Coeptis, Coeptis will notify Kitov in writing about any attempt by individuals or entities within the Territory to distribute the Product outside the Territory.

1.5.	Non-Compete. Coeptis shall not distribute or manufacture any Competing Products during the Term, unless Coeptis presented these Competing Products to Kitov and received Kitov’s prior written consent to such manufacturing or distribution, at Kitov’s sole and absolute discretion, (the “Non-Compete”). For purposes hereof, the term “Competing Product” means a combined drug comprised of an NSAID and an anti-hypertensive agent.

2.	Orders Fulfillment, Pricing and Consideration.

2.1.	Orders and Delivery. Coeptis shall order Products solely from Kitov or a manufacturer approved in the NDA, and such manufacturer shall be responsible for manufacturing and supplying Products to Coeptis. Coeptis will be required to enter into a Supply Agreement and Quality Agreement with Kitov or such other manufacturer, as applicable. Kitov will be required to support Coeptis with orders and delivery, as requested by Coeptis. Coeptis will have the right to contract manufacturing with an alternative supplier upon written consent from Kitov, which consent shall not be unreasonably conditioned, delayed or withheld. In the event Coeptis utilizes an alternative supplier, Coeptis shall seek approval for Kitov to have the ability to also purchase Products from such alternative supplier in order to fulfill commitments by Kitov with respect to the Product in other areas outside the Territory.

2.2.	CMC and Post Marketing Commitments Kitov and Coeptis will operate in accordance with the Chemistry, Manufacturing, Contol (“CMC”) Plan, including but not limited to engineering and scale-up batches, validation, stability, and post-marketing commitments, which is attached hereto as Exhibit B.

2.3.	Consideration. In consideration for the rights granted hereunder, Coeptis shall pay Kitov the following:

2.3.1.	Fee. A cash fee of US $3.5 million (inclusive of the CMC Reimbursement Payment) to be paid by Coeptis to Kitov as follows (each payment below shall be referred to herein, without derogating from any specific definition of a particular payment, a “Milestone Payment”):

2.3.1.1.	Upon the execution of the Agreement, Coeptis will pay Kitov a non-refundable, non-creditable upfront fee of $1,000,000 (One million United States Dollars) in cash; and

2.3.1.2.	Upon Completion of the CMC Plan as set forth in Exhibit B, Coeptis will reimburse Kitov for CMC costs incurred by Kitov up to an amount of US $**** (**** United States Dollars) (“CMC Reimbursement Payment”) in cash; and

2.3.1.3.	Upon first commercial sale of Product in the Territory by or on behalf of Coeptis (“FCS”), Coeptis will pay Kitov a non-refundable, non-creditable milestone payment of $**** (**** United States Dollars) in cash.

2.3.1.4.	Payment Terms. The foregoing Milestone Payments shall be made as soon as possible upon achievement of the applicable milestone, but no later than within 45 days of the achievement of the applicable milestone; provided, however, that the payment in Section 2.3.1.1 shall be made simultaneously with execution of the Agreement (a “Milestone Payment Deadline”).

2.3.2.	Profit Distributions. Following FCS, Coeptis will pay Kitov an “Initial Profit Distribution” equal to 60% of Net Profits of the Product, until Kitov has received Initial Profit Distributions of $13,000,000 (thirteen million United States Dollars) (the “Initial Profit Distribution Threshold”). Once this Initial Profit Distribution Threshold has been achieved, Coeptis will pay Kitov “Continuing Profit Distributions” equal to 40% of the Net Profits through the term of the Agreement. As used herein, “Profit Distribution(s)” shall mean Initial Profit Distributions and/or Continuing Profit Distributions, in aggregate and/or individually, as applicable.

2.3.3.	Coeptis Profits/Revenue Participation. Following the earlier of a) FCS by Coeptis or b) cumulative expenditures by Coeptis of $3,000,000 (inclusive of Milestone Payments made under Section 2.3.1) in the product in accordance with this agreement, in the event that any party other than Coeptis acquires rights with respect to the Product (including to commercialize) in the Unites States, (i) if the party is Kitov, Kitov will pay to Coeptis an ongoing quarterly distribution equal to 10% of the net profits realized by Kitov in respect of the commercialization of the Product and (ii) if the party is not Kitov, Kitov will pay to Coeptis, within 5 days of receipt of same, 10% of any and all revenues received by Kitov from any third party (whether such revenues are derived under license agreements, co-promotion agreements or otherwise). The profits/revenues participation provided for in this Section 2.3.3 shall survive the expiration or termination of this agreement.

2.3.4.	As used herein, “Net Profits” shall mean (A) with respect to time periods during which Initial Profit Distributions are made, Net Sales less the following; (i) Cost of Goods, including CMC costs, including CMC Reimbursement Payment (ii) A Sales and Marketing Allowance equal to ****% of Net Sales, (iii) Intellectual Property Costs, and (iv) Regulatory Filing and Marketing Authorization Costs (including for the avoidance of doubt all fees paid to the FDA or any other regulatory body) in connection with the Product in the Territory actually incurred during each such time period and (B) with respect to time periods during which Continuing Profit Distributions are made, Net Sales less the following; (i) Cost of Goods, including CMC costs, including CMC Reimbursement Payment (ii) A Sales and Marketing Allowance equal to ****% of Net Sales, (iii) Intellectual Property Costs, and (iv) Regulatory Filing and Marketing Authorization Costs (including for the avoidance of doubt all fees paid to the FDA or any other regulatory body) in connection with the Product in the Territory actually incurred during each such time period;

2.3.5.	As used herein “Cost of Goods” shall mean, with respect to a certain time period, the purchase price (including freight and insurance costs) of the Products sold incurred by Coeptis, based on the average cost inventory method

2.3.6.	As used herein, “Net Sales” shall mean, with respect to a certain time period, the gross amount billed or invoiced by or on behalf of Coeptis and/or its Affiliates and/or any sublicensee of the above (the “Invoicing Entity”) with respect to sales of Products and/or with respect to, inter alia, license royalties, milestone payments or other similar payments (“Gross Sales”) (whether made before or after the FCS), less the following: (a) customary trade, quantity, or prompt pay discounts to the extent actually allowed and taken, including government rebates; (b) amounts repaid or credited by reason of rejection or return, that the Invoicing Entity has not and will not dispute; (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, import, export, delivery, or use of a Product which is paid by or on behalf of the Invoicing Entity; and (d) outbound transportation, packing and delivery charges, as well as prepaid freight (including shipping insurance) actually incurred; provided, however, that, (i) in any transfers of Products between the Invoicing Entity and an Affiliate of the Invoicing Entity not for the purpose of resale by such Affiliate, Net Sales shall be equal to the fair market value of the Products so transferred, assuming an arm’s length transaction made in the ordinary course of business; and (ii) in the event that the Invoicing Entity, or the Affiliate of the Invoicing Entity, receives non-monetary consideration for any Products or in the case of transactions not at arm’s length with a non-Affiliate of the Invoicing Entity, Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business. Sales of Products by an Invoicing Party to an Affiliate of such Invoicing Party, for resale by such Affiliate, shall not be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced or billed by such Affiliate on resale to an independent third party Customer.

2.3.7.	Until such time as Kitov has fully-engaged a new manufacturer for the product, all CMC costs (whether or not contemplated by the CMC Plan) will be paid for by Kitov, and reimbursed by Coeptis in accordance with Section 2.3.1.2. From and after such time as Kitov has fully engaged a new manufacturer, Coeptis will pay all CMC costs. Any CMC costs reimbursed by Coeptis, or incurred by Coeptis, will be accounted for through the calculation of Net Profits.

2.3.8.	As used herein, “Intellectual Property Costs” shall mean all expenses actually incurred in the prosecution and maintenance of patents and other intellectual property in the Territory.

2.4.	Payment Terms. The foregoing Profit Distribution payments shall be made contemporaneously with Coeptis’s submission of the Report (as defined in Section 3.4 below), that is within 60 days of the completion of each calendar quarter. No part of any amount payable to Kitov hereunder may be reduced due to any counterclaim, set-off, adjustment, withholding or other right which Coeptis may have against Kitov, unless otherwise agreed between the parties as part of good faith discussions.

2.5.	Taxes. All payments under Section 2.3 shall be subject to any required withholding, if any. Each party will pay any and all taxes levied on account of any payments made to it under this Agreement.

3.	Marketing, Reporting and Compliance.

3.1.	Marketing and Promotion. Coeptis will use its reasonable commercial efforts to actively market, promote and sell Products within the Territory, including but not limited to the utilization of contracted sales organizations, co-promotion partners, marketing agencies, and other third party promotional parties, in accordance with the applicable Marketing Plan (as defined below). Without limiting the generality of the foregoing, the Parties, as applicable, agree to the following terms:

3.1.1.	Within 90 days from the Effective Date, Coeptis shall prepare and deliver to Kitov a detailed prelaunch plan for the Products (the “Pre-Launch Marketing Plan”) substantially consistent with the plan in Exhibit D. Not less than 60 days prior to the end of each calendar year during the Term of this Agreement, Coeptis shall prepare and deliver to Kitov an updated multi-year sales and marketing plan for the Products (the “Annual Marketing Plans”, and together with the Pre-Launch Marketing Plan the “Marketing Plans”). The Pre-Launch Marketing Plan and the Annual Marketing Plans shall contain specific objectives, targets and forecasts for sales during the calendar year, Product pricing and the marketing and/or promotional and/or reimbursement qualification activities Coeptis intends to undertake (including specific details, to the extent known, regarding Coeptis’s participation in exhibitions and conferences, patient advocacy programs, arrangements with Key Opinion Leaders, as well as specific details regarding Coeptis’s intended applications to insuring bodies for reimbursement coverage. The Annual Marketing Plans will stipulate a budget to be dedicated solely to marketing and/or promotional and/or reimbursement qualification activities; and

3.1.2.	The Annual Marketing Plans will include a target number of sales force representatives for the marketing and sale of the Product in the Territory. Coeptis shall ensure that such representatives shall be appropriately trained, and shall obtain their undertaking to perform their responsibilities in a professional manner and in compliance with all applicable laws and regulations. Coeptis shall be solely responsible for such representatives’ engagement terms, including for compensating and insuring such representatives, and for any and all applicable mandatory payments and remittances.

3.1.3.	Coeptis shall have the sole right to determine and set Product prices in the Territory, which shall all be in accordance with the Pre-Launch Marketing Plan and the Annual Marketing Plans.

3.2.	Records and Audit Rights. Coeptis will keep accurate records with respect to its activities pursuant to this Agreement including, without limitation, with respect to Products sold and to whom Products are sold. Coeptis will make such records available to an independent auditor appointed by Kitov during regular business hours upon pre-coordination. Kitov shall bear the costs of such audit; provided, however, that if such audit reveals any material lack of compliance with the terms of this Agreement or applicable laws and regulations, or that Coeptis has underpaid any Profit Distribution due pursuant to the terms of this Agreement by more than ten percent (10%) of the amount properly due and owing to Kitov, then Coeptis shall bear all costs of the audit and (regardless of the magnitude of the underpayment) shall promptly, and in any case within ten calendar days, pay Kitov all unpaid Profit Distributions. Any audit conducted pursuant to this Section 3.2 shall be conducted in a manner reasonably acceptable to Coeptis so as to minimize the disruption to Coeptis’s day-to-day operations, and Kitov’s auditors shall be subject to a non-disclosure agreement customary for engagements of this type.

3.3.	Reimbursements. Coeptis shall be solely and entirely responsible for all pricing reimbursement and market access activities in the Territory. Coeptis expressly undertakes to apply for reimbursement qualification and applicable codes with respect to the Product with all major insurers and/or HMOs in the Territory, and actively take all necessary steps to ensure that the Product is qualified for reimbursement.

3.4.	Reports. Within 30 days following the end of each calendar quarter following FCS, Coeptis will provide Kitov with a written report, (a “Report”) which will include, at a minimum, the following information regarding the immediately preceding quarter: (i) quantities of all Products sold during such calendar quarter and at what price(s), (iii) total Gross Sales (iv) total Net Sales; (v) the detail of costs by which Gross Sales was reduced to arrive at Net Sales; (vi) the amount of Profit Distribution due to Kitov; and (vii) updates, if any, on implementation of the Marketing Plan. Additionally, Coeptis shall promptly provide Kitov with details regarding each report received by it of any serious and adverse incident involving the use of the Product. Such report shall be made as soon as required under applicable laws and regulations and in no case later than five calendar days after receiving written notice of the incident. Coeptis shall also provide Kitov with any information known to Coeptis relating to the competitive environment for the Products and laws and regulations applicable to the sale or use of its Products in the Territory.

3.5.	Regulatory Compliance. From and after thirty (30) days after the Effective Date, Coeptis shall assume all obligations of, and be, the holder of the marketing authorization for the Product and will assume responsibility for all regulatory and pharmacovigilance activities and compliance in the Territory, under relevant laws and regulations in the Territory, including, but not limited to those applicable regulations administered by the U.S. Food and Drug Administration, for so long as Coeptis is the distributor of the Product in the Territory. For the avoidance of doubt, Coeptis shall, report adverse events, file relevant reports, and perform all activities required under relevant laws and regulations in the Territory of the holder of the approved New Drug Application for the Product. Coeptis will bear the cost of all regulatory fees, such as, inter alia, any FDA assessed user fees for the Products, and which allow for the marketing the Product during the term the Agreement, in each case from and after the Effective Date. For so long as Coeptis is responsible for all regulatory and pharmacovigilance activities and compliance in the Territory, Coeptis shall (i) provide Kitov with full and regular access to all documents and information related to such activities and compliance, and (ii) notify Kitov promptly of any changes to the applicable laws and regulations of which it is aware that may impact the distribution, marketing, sales and use of the Product in the Territory. As of the Effective Date Coeptis shall serve as Kitov’s local US address for the Product and FDA purposes, it being clarified that all communication and correspondence in connection therewith shall be coordinated with Kitov and shall be consistent with the other terms of this Agreement.

3.6.	SDEA. The Parties shall enter into a Safety Data Exchange Agreement (SDEA) describing the procedures which Kitov and Coeptis shall implement, and the responsibilities of each Party thereunder to ensure that relevant safety information relating to the Product is exchanged in a timely manner and that Parties can fulfill their respective pharmacovigilance obligations under applicable laws

3.7.	Compliance. Coeptis shall be responsible for complying with all laws, standards and regulations in the Territory applicable to the importation, marketing, demonstration, distribution and sales of the Product, including, without limitation, obtaining any necessary import, insurance, and other certifications, licenses and permits. Kitov or its designated manufacturer is responsible for complying with all laws, standards and regulations governing the manufacture and exportation of the Products. Each Party shall be solely responsible, at its sole cost and expense, for compliance with all laws and regulations governing the conduct of its business in all jurisdictions in which it conducts business. Each Party will at all times conduct its business in a way that will reflect favorably on the other Party and the Product and will not knowingly partake in any illegal or questionable business practices.

4.	Proprietary Rights; Kitov Marks.

4.1.	Proprietary Rights. Except for the rights explicitly granted under this Agreement (which include, for the avoidance of doubt, the exclusive license from Kitov to Coeptis to use same in the Territory), (i) title to and ownership of all proprietary rights (including, without limitation, patent, copyright, trade secret and trademark rights) in or related to the Product and related documentation including, without limitation, all regulatory filings, remains at all times with Kitov, and (ii) neither Party is granting to the other Party any rights in or to any intellectual property owned or controlled by it.

4.2.	Kitov Marks. Coeptis will market the Product to Customers only under the name selected by Kitov or other Kitov-owned marks approved in writing by Kitov, and not under any other brand name. Coeptis will neither remove nor conceal any trademark, trade name or logo appearing on Products or related documentation nor add any other marking to the same without Kitov’s prior written consent in each instance. To the extent that Coeptis is expressly permitted hereunder to make copies of related documentation or any part thereof pursuant to the terms of this Agreement, Coeptis agrees to reproduce and include such notices, markings and insignias on all such copies.

4.3.	Use of Marks. Subject to the terms hereof, Kitov hereby grants Coeptis a limited, nontransferable and royalty-free license to use Kitov’s trade names, trademarks, logos and service marks listed in Exhibit C, as may be amended from time to time by Kitov in accordance with the terms hereof by written notice to Coeptis (hereinafter referred to as the “Marks”) and associated goodwill only during the Term (as defined below) and solely for display, advertising and other marketing and promotional purposes in connection with selling and distributing Products in accordance with this Agreement in the Territory. Coeptis shall not register any Marks or derivatives thereof without first giving Kitov the opportunity to register same for itself (in which case any such newly registered Mark shall be automatically included in the license under this Agreement), and Coeptis will follow all reasonable written instructions from Kitov with respect to use of the Marks. Kitov reserves the right to add to the use of the Marks, on a selective or general basis, at any time, by providing written notice to Coeptis. For the avoidance of doubt, any use of Kitov materials or the Kitov name on the internet, other than in the normal course of business, shall be subject to the prior written approval of Kitov, and Coeptis acknowledges and agrees that all right, title and interest in and to the foregoing shall vest exclusively in Kitov. Coeptis agrees that Kitov may register Coeptis as an authorized user of the Marks and shall cooperate with Kitov in such respect upon request. Kitov covenants and agrees that (i) all trade names, trademarks, logos and service marks under which the Products may be marketed and sold shall be included on Exhibit C, and (ii) all Products sold to Coeptis shall be delivered in packaging consistent with the Marks and as otherwise reasonably acceptable to Coeptis.

4.4.	Goodwill, etc. All goodwill arising from Coeptis’ use of Marks will inure to the benefit of Kitov. Upon the expiration or termination of this Agreement for any reason, the limited license of the Marks granted hereunder shall immediately terminate and Coeptis shall cease all use of the Marks. Title to and ownership of all proprietary rights in or related to the Marks remains at all times with Kitov. Coeptis further irrevocably assigns and will assign to Kitov in perpetuity all worldwide right, title and interest, if any, that are owned or obtained by Coeptis during the Term in any of the Marks.

4.5.	Audit. Without derogating from the general applicability of Section 3.2, Kitov shall also have the right to periodically review Coeptis’s compliance with the provisions of this Section 4. Such review shall be coordinated in advance with Coeptis and will be conducted during Coeptis’s normal business hours in a manner reasonably acceptable to Coeptis so as to minimize the disruption to Coeptis’s day-to-day operations. Coeptis shall cooperate with Kitov with respect to any such review, including by way of making relevant information available to Kitov, and shall work in good faith with Kitov to resolve any non-compliance with this Section 4 as identified by Kitov in connection with its review.

5.	Joint Steering Committee.

Joint Steering Committee. Commencing with the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee” or “JSC”) to oversee the implementation of the Marketing Plan, including pricing, reimbursement and market access of the Product and all commercial strategies undertaken by Coeptis with respect to the Product. The JSC shall have access to all data related to the marketing, sale and distribution of Products in the Territory. Each Party shall be entitled to designate two representatives to the Joint Steering Committee (the “Representatives”). The Parties shall ensure that their respective Representatives shall be bound by the confidentiality arrangements set out in this Agreement. The first meeting of the JSC shall be held as soon as practicable, but no later than 30 days after the Effective Date and thereafter the Joint Steering Committee shall meet at least once per quarter. Meetings shall be at locations and times to be mutually agreed upon by the Parties. The JSC may make decisions with respect to any subject matter that is subject to the JSC’s decision making authority and responsibilities as set forth above, unless provided otherwise in this Agreement. Regardless of the number of individuals attending any JSC meeting, each Party shall have a single vote.

The Representatives shall attempt to reach consensus prior to making any material decisions; provided, however, that where - after good faith efforts - such consensus is not achieved, then the Chief Executive Officers from Kitov and Coeptis shall be entitled to make the final decision through mutual agreement, which decision shall be binding upon the Parties. All activities conducted by and decisions made by the JSC shall be consistent with and subject to the provisions of this Agreement, and the JSC shall not have any power to take any action that conflicts with the terms of this Agreement or to amend, modify or waive compliance with any of the terms of this Agreement. Coeptis shall provide the JSC copies of all reports required to be delivered by it to any party under this Agreement. Both Parties shall provide the JSC with regular updates regarding any regulatory activity in which it is involved related to the Product. All information disclosed by Representatives in the course of their participation on the JSC shall constitute Confidential Information hereunder.

6.	Confidentiality.

6.1.	Each Party (the “Receiving Party”) agrees to keep confidential during and after the termination of this Agreement and not to disclose to any third party, and not to use except in performance of its obligations and exercise of its rights under this Agreement, confidential or proprietary information related to the other Party’s technology or business that it receives from the other Party (the “Disclosing Party”) or learns in connection with this Agreement, regardless of the medium in which it was provided. The term “Confidential Information” means any information designated orally or in writing as confidential or which, in light of the nature of the information or the circumstances of disclosure, should reasonably have been construed as being confidential and will include (but will not be limited to) the following information (a) technology, trade secrets, inventions, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques; and (b) information regarding plans for research, development, new products, manufacturing, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers, customers and any data and information relating to the Product that is not for distribution to Customers. Confidential Information will not include information (i) already lawfully known by the Receiving Party prior to its disclosure by the Disclosing Party as evidenced by contemporaneous written documentation, (ii) independently developed by the Receiving Party without access to or use of the Disclosing Party’s Confidential Information as evidenced by written documentation, (iii) which is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement by the Receiving Party, or (iv) lawfully obtained from any third party who is not under an obligation of confidentiality to the Disclosing Party. The Receiving Party will not, directly or indirectly, alter, reverse engineer, decompile, disassemble or otherwise modify the Confidential Information. For clarity, any Confidential Information regarding the Product will be the Confidential Information of Kitov. Without limiting the foregoing, the Receiving Party may disclose Confidential Information to officers, directors, employees, representatives, professional advisors and prospective acquirers of all or substantially all of the Receiving Party’s business, provided in each case that the Party to whom such disclosures are made are bound by written obligations of confidentiality at least as restrictive as those set forth in this Agreement.

6.2.	Except as is necessary to comply with applicable laws and regulations or the rules of any exchange on which a Party’s securities are traded, each Party will keep the terms of this Agreement confidential. Neither of the Parties nor any of their respective Affiliates shall issue any press release or public announcement concerning this Agreement or the transaction contemplated hereby without obtaining the prior written approval of the other Party hereto unless (i) required by law or applicable exchange listing requirements or (ii) in connection with a potential transaction involving the sale of all or substantially all of the assets of a Party or the sale by a Party of a control equity position (so long as the counterparty to the proposed transaction has signed a confidentiality agreement that fully covers the Confidential Information to at least the same extent covered in this Agreement). Any Party so required by law or applicable exchange listing requirements to make a public or other disclosure shall make reasonable commercial efforts in order to coordinate such disclosure with the other Party and/or to obtain confidential treatment for the matters concerning this Agreement or the transaction contemplated hereby or any other Confidential Information, such that any legally required disclosure by one Party shall be restricted so as not to include the identifying details nor any commercially sensitive information of the other Party, and the Party so required to make such disclosure will furnish only that portion of the Confidential Information which such Party is advised by written opinion of its legal counsel is legally required, and shall exercise all commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such disclosure to the greatest extent possible.

6.3.	Notwithstanding anything to the contrary in this Agreement, in case any Confidential Information is information that may be considered “material non-public information” pursuant to the securities laws and regulations governing a Party and the securities exchanges on which its shares are traded - the other Party hereby undertakes not to make any unlawful use of such Confidential Information, including by way of effecting a transaction in a security of the other Party while the Confidential Information or any part thereof is in such Party’s possession. Each Party represents that it is aware and will advise its shareholders, directors, officers, employees, consultants and agents who are informed of any of the matters that are the subject of this Agreement, of the restrictions imposed by applicable securities laws on the purchase or sale of securities by any person who has received material, non-public information regarding a company with publicly traded securities, as well as the restrictions making it unlawful to communicate such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell securities in reliance upon such information. Furthermore, any filings of this Agreement or of other confidential treatment requests shall be coordinated in good faith between the Parties.

6.4.	Each Party acknowledges that any violation or threatened violation of the confidentiality terms of this Agreement may cause irreparable injury to the other Party, entitling the other Party to seek equitable relief, including injunctive relief and specific performance, in addition to all other legal remedies to which such Party may be entitled in any court of competent jurisdiction.

6.5.	No public announcement or other disclosure to Third Parties concerning the existence of or terms or provisions of this Agreement shall be made, either directly or indirectly, by any Party to this Agreement, except as may be legally required, including, without limitation, as required by any regulatory agency or applicable stock exchange rules or requirements, or as may be required for recording purposes, without first obtaining the written approval of the other Party and agreement upon the nature and text of such announcement or disclosure. The Party desiring to make any such public announcement or other disclosure shall inform the other Party of the proposed announcement or disclosure in reasonably sufficient time prior to such public release and shall provide the other Party with a written copy thereof in order to allow such other Party to review, comment upon and approve the announcement or other disclosure, which such approval shall not be unreasonably withheld or delayed. A Party shall not be required to seek the permission of the other Party to report any information as to the existence and terms of this Agreement that has already been publicly disclosed, or is required to be publicly disclosed, by such Party in accordance with the foregoing or by the other Party, however, the Parties shall consult with each other in issuing any press releases or other public announcements with respect to this Agreement or of the transactions contemplated hereby. Either Party may disclose the terms of this Agreement to such Party’s directors and professional advisors and to potential investors, acquirers or merger partners and their professional advisors who are in each case bound by written or professional obligations of non-disclosure and non-use that are at least as stringent as those contained in this Section 6 or are customary for such purpose.

7.	Intellectual Property.

7.1.	Definitions

7.1.1.	“Control” means, with respect to any Patent, Know-How or other intellectual property right, that the Party (or its Affiliate) controlling such right owns a transferable interest or has a license to utilize such Patent, Know-How or right and has the ability to grant the other Party access, a license or a sublicense (as applicable) to utilize such Patent, Know-How or right without violating the rights of any Third Party.

7.1.2.	“Improvement” means any and all technical information, whether patentable or non-patentable, and whether owned, owned jointly or Controlled by either Party or its Affiliates which covers any improvement, invention or discovery concerning the Product including, without limitation, new or improved methods of manufacture, formulas, uses, indications, methods of delivery and dosage forms thereof.

7.1.3.	“Know-How” means all present and future technical information specifically relating to the Product, including all biological, toxicological, chemical and biochemical information, metabolic, non-clinical, pre-clinical, clinical, pharmacological and pharmacokinetic data, as well as Product- related information in respect of physico-chemical properties, assays, formulations, quality control, synthetic processes, and manufacturing methods and data, specifications, and any other information relating thereto.

7.1.4.	“Kitov Patents” means all Patents that relate to the Product in the Territory Controlled by Kitov or its Affiliates and licensees and sublicensees as of the Effective Date, and all Patents that relate to the Product or Improvements thereof in the Territory that become Controlled by Kitov or its Affiliates, which are listed on Exhibit C, as amended and updated from time to time.

7.1.5.	“Patent” means all patents and patent applications, including provisional and priority filings, and which specifically or generically claim the Product, claim a use for the Product, claim a method of making the Product or otherwise covers the Product, including but not limited to the patent applications listed on Exhibit C, together in all cases with any continuations, continuations-in-part, divisions, patents of addition, reexaminations, reissues, renewals as well as extensions and supplementary protection certificates of any of the foregoing.

7.2.	Ownership and Disclosure. All intellectual property, including any Patents or Know-How, developed by Kitov related to the Product shall be owned by Kitov. All intellectual property including any Patents or Know-How developed by Coeptis related to the Product shall be owned by Coeptis, which shall provide Kitov with a license for such intellectual property for its use in jurisdictions other than the Territory.[1]

7.3.	Prosecution and Maintenance.

7.3.1.	Kitov shall have full responsibility for prosecution and maintenance, of the Kitov Patents worldwide. Kitov shall provide Coeptis with a reasonable review period and allow for Coeptis comment on any patent application as well as any patent prosecution of Kitov Patents to be filed by Kitov in the Territory. Coeptis will make recommendations for the patent application and prosecution in the Territory, and Kitov will duly consider all suggestions and recommendations made by Coeptis, in Kitov’s reasonable discretion; provided however, that any prosecution decision by Kitov that would have a material adverse effect on the protection of the Product in the Territory will require Coeptis’s prior written consent, not to be unreasonably withheld, conditioned or delayed. In the event that Kitov elects not to prosecute or maintain any Kitov Patent in the Territory, Kitov shall provide thirty (30) day notice of that election, and Coeptis shall have the right, at its sole discretion, to assume responsibility, including financial responsibility, for prosecution and maintenance of any such Kitov Patents in the Territory.

7.3.2.	Kitov will use reasonable efforts to promptly file patent applications in the Territory for patentable improvements made by Kitov. Kitov will share with Coeptis all such patent prosecution materials related to the Territory and will use reasonable efforts to allow for Coeptis to comment thereon. Coeptis will make recommendations for the patent application and prosecution in the Territory, and Kitov will duly consider all suggestions and recommendations made by Coeptis. With regard to the geographic scope of any patent application, Kitov will inform Coeptis whether Kitov’s proposed list of intended countries for filing includes the Territory. Should Coeptis desire applications to be filed in the Territory, Kitov will use reasonable efforts to file in the Territory, at Coeptis’ expense.

7.4.	Validity Challenge. In the event that a Third Party challenges the validity of any particular Kitov Patents in the Territory, including by pre-grant opposition, post-grant opposition or revocation proceeding, Kitov will use reasonable efforts to allow Coeptis to provide input and comment on the conduct of the defense of such claim, and Coeptis shall give all reasonable assistance to Kitov in connection with such defense. Kitov has the right to control the suit and proceeding with respect to such defense of the Kitov Patents. In the event that Kitov assumes control and defense of a claim in the Territory, Kitov shall not agree to any settlement of the suit without the prior written consent of Coeptis, such consent not to be unreasonably withheld, conditioned or delayed. In the event that Kitov elects not to assume control or defense of such a suit or claim with respect to the Kitov Patents in the Territory, then Coeptis, at its discretion, may assume control or defense of such claim, at Coeptis’ cost. In the event that Coeptis assumes control or defense of any action, Kitov shall give all reasonable assistance to Coeptis, at Coeptis’s cost. Coeptis shall not agree to any settlement of the suit without the prior written consent of Kitov, not to be unreasonably withheld or delayed.

7.5.	Patent Term Extension. Coeptis shall cooperate with Kitov in obtaining any extension of the term of the Kitov Patents or any other similar period of exclusivity, which may be available under the laws and regulations in the Territory.

7.6.	Notification of Infringement. If either Party learns of any misappropriation or unauthorized disclosure of Kitov Know-How, or any infringement or threatened infringement by a Third Party of any Kitov Patents, in each case in the Territory, then, such Party will promptly notify the other Party and will provide such other Party with all available evidence of such misappropriation or infringement.

7.7.	Infringement Proceedings. The Parties’ rights and obligations with respect to any Third-Party misappropriation or infringement in the Territory shall be as follows:

7.7.1.	If Coeptis shall have supplied Kitov with written evidence demonstrating to Kitov’s reasonable satisfaction prima facie infringement of a claim of a Kitov Patent or any misappropriation or unauthorized disclosure of Kitov Know-How in the Territory by a Third Party which poses a material threat to Coeptis’s rights under this Agreement, Coeptis will have the right, but not the obligation, to institute, prosecute and control at its own expense and in its own name, any action or proceeding with respect to such infringement, misappropriation or unauthorized disclosure by counsel of its own choice, and will consult with Kitov on any actions that Coeptis proposes to take in such action or proceeding. Kitov will cooperate with Coeptis in any such action or proceeding brought by Coeptis against a Third Party, all at Coeptis’s cost, and Kitov will have the right to consult with Coeptis and to participate in and be represented by independent counsel of its own choice in such litigation at its own expense; provided however, that Coeptis and its counsel shall remain in control of such litigation and make all significant decisions relating to the prosecution of such action.

7.7.2.	If Coeptis fails to bring an action or proceeding or otherwise take appropriate action in Coeptis’s discretion to abate such infringement, misappropriation or unauthorized disclosure in the Territory within a period of ninety (90) days of written notice by Kitov to Coeptis requesting such action, Kitov will have the right, but not the obligation, to bring and control, by counsel of its own choice, at its own expense, any such infringement, misappropriation or unauthorized disclosure action or proceeding. Coeptis will cooperate with Kitov in any such action or proceeding brought by Kitov against a Third Party, and will have the right to consult with Kitov and to participate in and be represented by independent counsel of its own choice in such litigation at its own expense; provided however, that Kitov and its counsel shall remain in control of such litigation and make all significant decisions relating to the prosecution of such action.

7.7.3.	If one Party brings any such action or proceeding under this Section 7, the other Party agrees, at the request and expense of the first Party, to be joined as a party plaintiff to the extent necessary to prosecute the action or proceeding and to give the first Party reasonable assistance and authority to file and prosecute the suit. Any amounts recovered by either Party pursuant to this Section 7 will first be used to reimburse the Parties for any out-of-pocket litigation expenses (including reasonable attorney’s fees and expenses) and any other legal expenses incurred pursuant to such enforcement. If either Party brings an action under this Section 7, then any remaining amounts recovered by such Party following such reimbursement as aforesaid will be deemed Net Profits subject to the applicable Profit Distribution as calculated in this Agreement.

7.7.4.	Settlement with a Third Party. The Party that controls the prosecution of a given action under Section 7 will also have the right to control settlement of an action described above; provided, however, that no settlement will be entered into with respect to a Patent without the written consent of the party owning such Patent, if such settlement would require the party to be subject to an injunction or make a monetary payment in excess of US$10,000 or would restrict the claims in or invalidate any of the Patents.

7.8.	Patent Marking. Coeptis and its Affiliates and any subcontractors thereof shall cause all Product shipped to or sold in the Territory to be marked in such a manner as to conform with the patent laws and practices of the Territory, as well as applicable regulations.

8.	Relationship of the Parties.

8.1.	Independent Contractor. The Parties are independent contractors. In no event shall the Parties’ relationship established hereunder be construed to be that of employer and employee, or to constitute a joint venture or agency of any kind. In no event will Coeptis’s employees or agents be considered employees of Kitov or be entitled to any benefits that Kitov may provide to its employees.

8.2.	No Power to Bind. Kitov has no right to enter into, and covenants and agrees that it shall not enter into or hold itself out as having the authority to enter into, any contracts or commitments in the name of, or on behalf of, Coeptis, or to bind Coeptis in any respect whatsoever. Coeptis has no right to enter into, and covenants and agrees that it shall not enter into or hold itself out as having the authority to enter into, any contracts or commitments in the name of, or on behalf of, Kitov, or to bind Kitov in any respect whatsoever. In marketing and other dealings relating directly or indirectly to the Product, Coeptis will clearly indicate that it is acting as a licensee of, and not as the owner or developer of, the Product.

8.3.	[intentionally omitted]

8.4.	Expenses. Except as expressly set forth herein, each Party will be solely and fully responsible for any expenses that it incurs in the negotiation of this Agreement and the performance of its obligations hereunder.

9.	Representations and Warranties.

9.1.	Each Party represents and warrants to the other Party that: (i) the execution, delivery and performance of this Agreement will not result in the breach or violation of any law or regulation applicable to it or any contract or commitment by which it is bound; (ii) it has obtained every permit, authorization, license or consent from any person or entity (including any governmental authorities) required to perform its obligations and exercise its rights under this Agreement; and (iii) this Agreement has been duly authorized by all necessary corporate action, and upon execution and delivery of this Agreement by both Parties, this Agreement shall constitute a binding agreement of the Party enforceable against such Party in accordance with its terms. Each Party further represents, warrants and undertakes that it is conducting and shall conduct its businesses in compliance with all applicable Corrupt Practices Laws, and its internal management and accounting practices and controls are adequate to ensure compliance with Corrupt Practices Laws applicable to such Party. As used herein, Corrupt Practices Laws” means any law, regulation, order, decree, or directive having the force of law and relating to bribery, kick-backs, or similar business practices in effect from time to time.

9.2.	Coeptis further represents, warrants and undertakes that Coeptis shall (i) on a date by no later than **** following the date of execution of this Agreement, Coeptis will have secured the necessary financial resources to fulfill its obligations under Section 2.3.1.2 and 2.3.1.3 of this Agreement, including the necessary steps to achieve a FCS within **** following the date of execution of this Agreement;; and (ii) use commercially reasonable efforts to market and sell the Products within the Territory and to obtain and maintain all regulatory and other approvals and permits necessary to undertake its obligations pursuant to this Agreement including, without limitation, with respect to the marketing and distribution of the Products.

9.3.	Kitov further represents and warrants that Kitov shall use ongoing, commercially reasonable efforts to obtain and maintain all regulatory and other approvals and permits necessary to obtain marketing approval for, and to otherwise market and distribute, the Product in all governing jurisdictions within the Territory.

9.4.	Kitov further represents and warrants that (i) the Products and Marks do not infringe upon or misappropriate the intellectual property rights of any third party, and (ii) provided that Coeptis’s activities in relation to the aforementioned activities are in accordance with the terms of this Agreement, Coeptis’s promotion, marketing, distribution, offer for sale, sale, use, importation and other transfer or disposal of Products in the Territory does not and will not infringe upon or misappropriate the intellectual property rights of any third party. Kitov further represents that it has not, prior to the Effective date, received any notice of or allegation of an infringement upon or misappropriation of the intellectual property rights of any third party.

10.	Limited Warranty. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, KITOV MAKES NO WARRANTY, WHETHER EXPRESS OR IMPLIED, WRITTEN OR ORAL (INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), WITH RESPECT TO THE PRODUCT OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

11.	Limitation of Liability. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND EXCEPT IN THE CASE OF A PARTY’S INDEMNIFICATION AND NONDISCLOSURE OBLIGATIONS HEREUNDER, OR ITS INTENTIONAL MISCONDUCT OR FRAUD, THE AGGREGATE LIABILITY ARISING OUT OF THIS AGREEMENT FOR EITHER PARTY WHETHER BASED UPON WARRANTY, CONTRACT, TORT OR OTHERWISE, WILL BE LIMITED TO THE AGGREGATE AMOUNT PAID TO KITOV BY COEPTIS HEREUNDER DURING THE 12 MONTH PERIOD IMMEDIATELY PRECEDING THE CLAIM OR LEGAL ACTION CREATING THE LIABILITY. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, AND EXCEPT IN THE CASE OF A PARTY’S INDEMNIFICATION AND NON-DISCLOSURE OBLIGATIONS HEREUNDER, AS WELL AS ITS INTENTIONAL MISCONDUCT OR FRAUD, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOSSES, INCLUDING, BUT NOT LIMITED TO, ANY LOST PROFITS OR OPPORTUNITIES, ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, INCLUDING THE MANUFACTURE, SALE OR SUPPLY OF THE PRODUCTS, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR LOSSES. THE FOREGOING LIMITATIONS SHALL NOT APPLY IN THE CASE OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT BY SUCH PARTY.

12.	Indemnification and Insurance.

12.1.	Indemnity by Coeptis. Coeptis will defend and/or indemnify Kitov, its Affiliates and all of their officers, directors and employees, from and against any and all claims, damages, costs, expenses, judgments, and monetary awards, penalties, or fines, actually incurred based upon, arising out of or relating to (a) Coeptis’ s negligence or willful breach of any covenant contained herein; (b) any material breach of any of Coeptis’ s representations obligations under this Agreement; or (c) Coeptis’s failure to take any required action pursuant to Section 3. 5and to the extent such action is not a result of Kitov’s gross negligence or willful misconduct ;provided, however, that: (i) Kitov will have promptly provided Coeptis with written notice thereof and reasonable cooperation, information, and assistance in connection therewith, at Coeptis’s cost; and (ii) where, in the reasonable assessment of Kitov’ s counsel, no conflict of interest exists, Coeptis will have control and authority with respect to the defense, settlement, or compromise thereof; provided that with respect to (ii) above, in the event that Kitov undertakes such control and authority, it shall do so at its own cost and expense; and provided further that no such settlement or compromise will be binding unless approved in writing in advance by the non-controlling Party, and Kitov will have the sole right to control any claim relating to the safety or efficacy of the Product. Kitov shall always have the right to representation by counsel of its choice, at its cost, in any of the proceedings contemplated herein; provided, however, that where, in the reasonable assessment of Kitov’s counsel, a conflict of interest exists, Coeptis shall bear the costs and expenses of Kitov’s counsel.

12.2.	Indemnity by Kitov. Kitov will defend and indemnify Coeptis, its Affiliates and all of their officers, directors and employees, from and against any and all claims, damages, costs and expenses actually incurred based upon, arising out of or relating to (a) Kitov’s negligence or willful misconduct or (b) any material breach of any of Kitov’s representations or obligations under this Agreement; provided, however, that: (i) Coeptis will have promptly provided Kitov with written notice thereof and reasonable cooperation, information, and assistance in connection therewith, at Kitov’s cost; and (ii) where, in the reasonable assessment of Coeptis’s counsel, no conflict of interest exists, Kitov will have control and authority with respect to the defense, settlement, or compromise thereof; provided that with respect to (ii) above, in the event that Coeptis undertakes such control and authority, it shall do so at its own cost and expense; and provided further that no such settlement or compromise will be binding unless approved in writing in advance by the non-controlling Party, and Kitov will have the sole right to control any claim relating to the safety or efficacy of the Product.

12.3.	Indemnification Limitations. Any right of a person to indemnification under this Agreement shall not apply to any claims, damages, costs and expenses actually incurred until the aggregate of all such claims, damages, costs and expenses actually incurred based upon is at least $100,000 (the “Indemnity Basket”), in which event such indemnity shall apply to all such claims, damages, costs and expenses (including those in the Indemnity Basket).

12.4.	Insurance Coeptis shall obtain and maintain, during the term of this Agreement and thereafter as contemplated below, comprehensive general liability insurance, including products liability insurance, with reputable and financially secure insurance carriers in a form and at levels, respectively, that are reasonable and customary in the pharmaceutical industry for companies of comparable size and activities, but in any event shall be a minimum of US $10,000,000 per occurrence with an annual aggregate limit of not less than US $10,000,000, with Kitov named as additional insured party/loss payee. The premium of any insurance will be borne by Coeptis. Such liability insurance shall be maintained on a claims made basis to provide such protection so long as a third party claim may arise in connection with the Product. Such liability insurance shall be in effect prior to the FCS.

13.	Term and Termination.

13.1.	Term. Unless terminated earlier pursuant to this Section 13, the term of this Agreement will commence as of the Effective Date and expire on the later of (i) the date on which the last Patent in the Territory expires, or (ii) the fifteenth anniversary of the Effective Date (the “Initial Term”). The Parties may agree to extend the Agreement for subsequent two year periods (each such extension a “Renewal Term” and together with the Initial Term and all preceding Renewal Terms, the “Term”).

13.2.	Termination by either Party. Either Party may terminate this Agreement upon the occurrence of a breach of any material obligation by the other Party hereunder and the failure of such breaching Party to remedy such breach within 180 days after having received written notice thereof from the non-breaching Party, any such termination becoming immediately effective upon the giving of written notice of termination following the expiration of the 180 day period. For the purposes of clarity and without limiting the generality of this Section 13.2, the Parties hereby acknowledge that failure by Coeptis to meet the targets set forth in such Marketing Plan for four (4) consecutive calendar quarters shall be considered a material breach of its obligations for the purposes of the provisions of this Section 13.2.

13.3.	Termination by Kitov/Coeptis.

13.3.1.	Kitov: This Agreement may be terminated by Kitov immediately upon written notice to Coeptis if (i) FCS has not occurred within **** following the Effective Date; (ii) Coeptis on more than 2 occasions during a consecutive 12 month period fails to timely pay any amount due to Kitov hereunder within 30 days after receipt of written notice containing a demand for payment therefore; (iii) Coeptis or any of its Affiliates has knowingly used, copied, marketed, distributed or otherwise transferred any of the Products in any manner constituting a breach of this Agreement and such breach is not cured within sixty (60) days of written notice to Coeptis, which notice identifies with specificity the relevant breach, (iv) Coeptis or any of its Affiliates violates, contests or opposes any intellectual property rights associated with the Product or if Coeptis or any of its Affiliates facilitates such conduct by any third party, (v) upon (A) the filing of a petition in bankruptcy, insolvency or reorganization against Coeptis, where such petition is not dismissed within 90 days, or (B) the filing of a petition in bankruptcy, insolvency or reorganization by Coeptis, Coeptis becoming subject to a composition for creditors, whether by law or agreement, Coeptis going into receivership or Coeptis suspending operations, or (vi) upon failure by Coeptis to pay a Milestone Payment within 45 days when such Milestone Payment is due.

13.3.2.	Coeptis: This Agreement may be terminated by Coeptis on each annual anniversary of the Effective Date, provided that Coeptis has provided Kitov with not less than 90 days prior written notice of such termination.

13.4.	Effect of Termination.

13.4.1.	Upon expiration or termination of this Agreement for any reason, (i) Coeptis will pay to Kitov all amounts due hereunder as of the date of expiration or termination, (ii) each Party will, at its own expense, return to the other Party all Confidential Information provided by the other Party as soon as practicable after the date of such expiration or termination; (iii) Coeptis will cease to promote, market or distribute the Product (except that Coeptis shall continue to have a limited license hereunder for a period of 180 days from the effective date of the termination to allow Coeptis to sell any Product remaining in its inventory); and (iv) Coeptis shall transfer to Kitov copies of all regulatory, marketing and other documentation relating to the Product created during the Term.

13.4.2.	Upon expiration or proper termination of this Agreement for any reason, the NDA shall be transferred automatically, fully and completely, as of the date of such expiration or termination, to Kitov, without any additional cost, expense or consideration. Coeptis shall cooperate with Kitov, at Kitov’s cost, and take all requested steps to affect such transfer, including filing relevant notices to the U.S. Food and Drug Administration. The parties agree to the following regarding the process for termination:

13.4.2.1.	In the event that Kitov elects to terminate the Agreement, it must provide written notice of termination to Coeptis (the “Termination Notice”), which notice shall contain sufficient detail for Coeptis to fully-understand the basis for termination;

13.4.2.2.	If Coeptis disagrees with the basis for termination, Coeptis shall deliver written notice to Kitov prior to the expiration of the tenth business day following the date on which Coeptis received the Termination Notice (the “Termination Dispute Notice”). Unless a Termination Dispute Notice is delivered prior to the end of the ten (10) business day review period, the termination as set forth in the Termination Notice shall be binding on Coeptis;

13.4.2.3.	If Coeptis delivers a Termination Dispute Notice in a timely manner, Kitov and Coeptis shall attempt in good faith to resolve the disagreements set forth in the Termination Dispute Notice for a period of at least thirty (30) days after Kitov’s receipt of the Termination Dispute Notice. If Kitov and Coeptis are able to resolve the disagreements set forth in the Termination Dispute Notice, they shall reduce such resolution to writing;

13.4.2.4.	If Coeptis and Kitov are not able to resolve the disagreements set forth in the Termination Dispute Notice within thirty (30) days (or such longer period as they may mutually agree), then, without prejudice to the provisions of Section 15 below, the parties shall proceed to mediation solely with respect to the dispute concerning the basis for termination, unless the parties at the time of the dispute agree to a different timeframe. A “notice of mediation” shall be served, signifying that the negotiation was not successful and to commence the mediation process. The parties shall agree on a mediator; however, if they cannot agree within ten (10) days then Judicial Arbitration and Mediation Services, Inc., shall appoint a mediator. The mediation session shall be held within thirty (30) days of the retention of the mediator, and last for at least one full mediation day. The parties may agree to continue the mediation process beyond one day, until there is a resolution by the parties, or until the mediator reaches its decision. All reasonable efforts will be made to complete the mediation within thirty (30) days of the first mediation session. All communications, both written and oral, during any mediation are confidential and shall be treated as settlement negotiations for purposes of applicable rules of evidence; however, documents generated in the ordinary course of business prior to the dispute that would otherwise be discoverable, do not become confidential simply because they are used in the negotiation and/or mediation process. The process shall be confidential based on terms acceptable to the mediator and/or mediation service provider. The decision of the mediator shall be final and binding on the parties solely with respect to the dispute concerning the basis for termination. The fees of the mediator shall be split equally between Kitov and Coeptis: and

13.4.2.5.	In the event that it is determined or otherwise agreed that Kitov or Copetis has a proper right to terminate the Agreement,, Coeptis then hereby irrevocably appoints Kitov as its attorney-in-fact to execute and deliver all documents necessary to transfer to Kitov the approved New Drug Application pursuant to, and hereunder, this Section 13.4.2 of this Agreement. Such appointment is an appointment coupled with an interest and is not revocable by Coeptis.

13.4.3.	Termination of this Agreement for any reason shall be without prejudice to (i) the obligation of confidentiality; (ii) Kitov’s right to receive all payments that have or may become payable in respect of any period during which Coeptis was authorized to sell the Product, and all associated rights such as the right to receive Reports; and (iii) Kitov’s right of inspecting books and account of Coeptis and its Affiliate(s) for any such period(s), if any, relative to the calculation of Profit Distributions.

13.4.4.	In the event of any termination or upon expiration of this Agreement, neither Party will have any obligation to the other Party, for compensation or for damages of any kind on account of the loss by the other Party or any of its employees of present or prospective sales, investments, compensation or goodwill. Each Party, for itself and on behalf of each of its employees, hereby waives any rights which may be granted to it or them under applicable laws and regulations or otherwise which are not granted to it or them by this Agreement.

13.4.5.	Survival. Article 6 and Article 13, as well as any other provisions intended to survive the termination or expiration of this Agreement, shall survive the termination or expiration of this Agreement. For the avoidance of doubt it is expressly agreed that the confidentiality provisions in Section 6 herein shall survive in accordance with their terms notwithstanding anything to the contrary in that certain Securities Purchase Agreement between the Parties and certain other third parties dated on or about the Effective Date.

14.	Notices.

All notices under this Agreement will be in writing and will be given to the Party to which such notice is directed at the following addresses or addressed to a person or Party at such other address as that Party may have given by written notice in accordance with this provision:

If to Kitov:    Kitov Pharma Ltd.

One Azrieli Center

Round Tower, Floor 19

Tel Aviv 6701101, Israel

Attention: Isaac Israel

Facsimile: +972-153-39311321

Email: i****

With a copy to (which shall not constitute notice): General Counsel

Kitov Pharma Ltd.

One Azrieli Center Round Tower, Floor 19

Tel Aviv 6701101, Israel

Attention: Avraham Ben-Tzivi, Adv.

Facsimile: +972-153-39311321

Email: ****

If to Coeptis:    105 Bradford Road Suite 420

Wexford, PA 15090

Attention: Dave Mehalick and Christine Sheehy

Email: ****

     ****

With a copy to (which shall not constitute notice): Mesiter Seelig & Fein, LLC

125 Park Ave, 7th Floor

New York, New York 10017

Attention: Denis Dufresne, Esq.

Facsimile: 646-930-4275

Email: ****

Notices given hereunder shall be deemed to have been received as follows: (i) by personal delivery, upon receipt; (ii) by facsimile, one business day after transmission; (iii) by e-mail, 24 hours after the e-mail was sent, unless the Party sending the e-mail knows or ought reasonably to suspect that the e-mail was not delivered to the addressee’s domain specified in the e-mail address; or (iv) by international courier, 5 days after delivery to the courier service by the Party serving notice. If notice is sent by facsimile or e-mail, a confirming copy of the same shall be sent by mail to the same address.

15.	Law and Dispute Resolution.

15.1.	Governing Law and Jurisdiction. This Agreement is governed by and shall be construed in accordance with the laws of the State of New York, United States of America, and any disputes hereunder shall be settled by arbitration in New York City, State of New York, in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce. The proceedings shall be conducted in the English language and in front of one arbitrator. Decisions made by the arbitrator shall be made in accordance with the substantive laws of the State of New York and shall be fully documented. For the purposes of clarity, the procedural laws for court hearings in the State of New York shall not apply to the arbitration hearings hereunder. Any arbitral award made in accordance with the foregoing shall be enforceable before, and both Parties hereby consent to the exclusive jurisdiction of, State and federal courts presiding in the County and State of New York, United States of America, and each of the Parties waive a right to assert a defense of forum non-conveniens.

15.2.	Compliance. Coeptis is responsible for complying with all laws, standards and regulations in the Territory applicable to the importation, marketing, demonstration, distribution and sales of the Product, including, without limitation, obtaining any necessary import, insurance, and other certifications, licenses and permits. Kitov or its designated manufacturer is responsible for complying with all laws, standards and regulations governing the manufacture and exportation of the Products. Each Party shall be solely responsible, at its sole cost and expense, for compliance with all laws and regulations governing the conduct of its business in all jurisdictions in which it conducts business. Each Party will at all times conduct its business in a way that will reflect favorably on the other Party and the Product and will not knowingly partake in any illegal or questionable business practices.

16.	Miscellaneous.

16.1.	Entire Agreement. This Agreement, which includes all attached exhibits referenced herein, constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior or contemporaneous proposals, oral or written and all other communications between the Parties with respect to such subject matter.

16.2.	Force Majeure. Other than with respect to Coeptis’s obligations to make payments to Kitov as contemplated in this Agreement in a timely manner, neither Kitov nor Coeptis will be liable in damages, or will be subject to termination of this Agreement by the other Party, for any delay or default in performing any obligation hereunder if that delay or default is due to any cause beyond the reasonable control and without fault or negligence of that Party; provided that if the delay results in lack of supply of Product for more than 90 days, Coeptis shall have the right to terminate this Agreement immediately upon written notice to Kitov. A Party will notify the other of the occurrence or the cause, specifying the nature and particulars thereof and the expected duration thereof, and within 15 calendar days after the termination of such occurrence or cause, such Party will give notice to the other Party specifying the date of termination thereof. All obligations of both Parties will return to being in full force and effect upon the termination of such occurrence or cause (including without limitation any payments which became due and payable hereunder prior to the termination of such occurrence or cause). For the purposes of clarity, the Parties hereby acknowledge that the conflict in the State of Israel and its environs shall not be considered a Force Majeure situation so long as regularly scheduled commercial flights continue to enter and exit Israel; provided, however, that to the extent that Kitov’s designated manufacturer of the Product is manufacturing the Product in the State of Israel, and any conflict situation in the State of Israel causes a delay or default in the supply of Product by Kitov due to a cause in connection with such conflict situation which beyond the reasonable control and without fault or negligence of that Party, such situation will be considered a Force Majeure situation.

16.3.	Amendment and Waiver. The terms and conditions of this Agreement may not be amended, waived or modified, except in a writing signed by both Parties. No failure or delay of either Party to exercise any rights or remedies under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any rights or remedies preclude any further or other exercise of the same or any other rights or remedies, nor will any waiver of any rights or remedies with respect to any circumstances be construed as a waiver thereof with respect to any other circumstances.

16.4.	Invalidity. In the event that any provision of this Agreement is held invalid or unenforceable in any circumstances by a court of competent jurisdiction, such provision will be replaced by an enforceable provision that most nearly approximates the intent of the initial provision and the remainder of this Agreement, and the application of such provision in any other circumstances, will not be affected thereby.

16.5.	Assignment; Subcontracting. Coeptis may not assign, sublicense, or subcontract any of its rights or obligations pursuant to this Agreement without the prior written consent of Kitov, which consent shall not be unreasonable conditioned, delayed or withheld, and any attempt to do so without such consent will be void and will entitle Kitov to immediately terminate this Agreement; provided, however, that Coeptis may (A) assign this Agreement, in whole, or in part, without the consent of Kitov, to (i) one or more of its Affiliates or (ii) a purchaser or transferee of all or substantially all of Coeptis’ business relating to the Product and (B) enter into co-promotion or similar arrangements, including those arrangements contemplated by the then in effect Marketing Plan, without the consent of Kitov. Kitov may assign, sublicense or subcontract any of its rights or obligations hereunder at its discretion.

16.6.	Headings. The headings of sections of this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement in any way.

16.7.	Counterparts. This Agreement may be executed in one or more counterparts (including counterparts executed and delivered by facsimile or by way of e-mail as a pdf or similar attachment, which will be as counterparts executed and delivered manually), all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

16.8.	English Language. This Agreement shall be made in the English language, which language shall be controlling in all respects. Any and all correspondence between the Parties hereto, including training and technical or other documents or notices exchanged between the Parties and with third parties relating to this Agreement, shall be in the English language only.

16.9.	Exhibits. The following exhibits form an integral part of this Agreement:

Exhibit A:	Product
Exhibit B:	CMC Plan
Exhibit C:	Kitov Patents and Marks
Exhibit D:	Pre-Launch Marketing Plan

17.	Definitions and Interpretation.

17.1.	References to Defined Terms. Definitions of the following terms used herein may be found at the sections referenced below:

“Agreement”	Preamble

“Annual Marketing Plans”	3.1.1

“Confidential Information”	6.1

“Corrupt Practices Laws”	9.1

“Customer”	1.1

“Disclosing Party”	6.1

“Effective Date”	Preamble

“FCS”	2.3.1.3

“Initial Term”	13.1

“Invoicing Entity”	2.3.6

“Joint Steering Committee” or “JSC”	5

“Kitov”	Preamble

“Coeptis”	Preamble

“Marketing Plan”	3.1.1

“Marks”	4.3

“Milestone Payment”	2.3.1

“Net Sales”	2.3.6

“Net Profits”	2.3.4

“Non-Compete”	1.5

“Pre-Launch Marketing Plan”	3.1.1

“Product”	Preamble

“Receiving Party”	6.1

“Renewal Term”	13.1

“Report”	3.4

“Representatives”	5

“Term”	13.1

“Territory”	1.3

17.2.	In addition, “Party” may refer to either Kitov or Coeptis individually, and “Parties” may refer to both Kitov and Coeptis together. Furthermore, “Affiliate” as used in this Agreement, shall mean, with respect to a Party, any person, organization or entity controlling, controlled by or under common control with, such Party. For purposes of this definition only, “control” of another person, organization or entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such person, organization or entity, whether through the ownership of voting securities, by contract or otherwise. Without limiting the foregoing, control shall be presumed to exist when a person, organization or entity (i) owns or directly controls 50% or more of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) possesses, directly or indirectly, the power to elect or appoint 50% or more of the members of the governing body of the organization or other entity.

17.2.	Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement, and were both represented by professional counsel in, the preparation of this Agreement. In the event an ambiguity or question of intent or interpretation arises, in any judicial proceeding or otherwise, the terms of this Agreement shall be construed as having been drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement, and were both represented by professional counsel in, the preparation of this Agreement. In the event an ambiguity or question of intent or interpretation arises, in any judicial proceeding or otherwise, the terms of this Agreement shall be construed as having been drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

[Signature page to Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the day and year first above written.

Kitov Pharma Ltd.	Coeptis Pharmaceuticals, Inc.

By:	By:
Name:	Name:
Title:	Title:

EXHIBIT A

PRODUCT DESCRIPTION

NDA210045 - Consensi (Amlodipine Besylate; Celecoxib)

The fixed dose combination of celecoxib and amlodipine prescription product, referred to as Consensi™, in all oral dosage forms approved for marketing by the FDA, for use in the Territory.

EXHIBIT B:

CMC PLAN for Consensi™

Item Description	Target Date

Validation Batches

**** Batches of each of the following strengths (**** batched total):

CELECOXIB/AMLODIPINE 200/2.5MG **** TABLETS

CELECOXIB/AMLODIPINE 200/5MG

**** TABLETS

CELECOXIB/AMLODIPINE 200/10 MG

**** TABLETS

TOTAL: **** TABLETS

Scale Up (between **** and **** batches)

Stability of validation batches

Packaging: Bulk

Elemental Impurities Assessment	to be concluded prior to ****

Dissolution Method and Acceptance Criteria Development	Final Report Submission due ****

Completion of CMC Plan means (i) the submission of the validation report to the FDA and (ii) delivery of the manufactured Validation Batches tablets to Coeptis (ExWorks).

EXHIBIT C

KITOV PATENTS AND MARKS

1) Trademarks:

The US trademark Consensi™, which was granted by FDA.

Notice of allowance for the trademark Consensi™ was received (in January 2018) from the USPTO.

W&C IP Docket Number:	Trademark:	Status:	Application Number:	Filing Date:	Publication Number:	Publication Date:	Allow Dal

10990010MA	CONSENSI	Published	87/295,108	10-Jan-2017	GAZETTE	28-Nov-2017	23-Jan-

2) Patents:

AMELIORATING DRUG-INDUCED ELEVATIONS IN BLOOD PRESSURE VIA ADJUNCTIVE USE OF AT LEAST ON

W&C IP Docket Number:	Country:	CaseType	Status	Application:	Filing Date:

10990004AA	US	ORD	ISSUED	13/026,741	14-Feb-2011

10990004BA	US	DIV	ISSUED	14/936,739	10-Nov-2015

CELECOXIB AND AMLODIPINE FORMULATION AND METHOD OF MAKING THE SAME

W&C IP Docket Number:	Country:	CaseType	Status	Application:	Filing Date:

10990007AA	US	PCT	Pending	16/008,538	14-Jun-2018

10990007TA	WO (PCT Filing)	ORD	Pending	PCT/IL2018/050728	04-Jul-2018

EXHIBIT D

PRE-LAUNCH MARKETING PLAN

Activity	Purpose/Description	$ Estimate[2]	Responsible	Target Deadline

Patient Registry - US Safety	****	$****	Coeptis
Marketing Plan	****	$****	Coeptis
Shipping	****	$****	Coeptis
Sales Force	****	$****	Coeptis

2 Certain of these estimated costs will be incurred post-launch during the early stages of the commercialization of the Product.